October 21, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jordan Nimitz Margaret Schwartz

Re:	ASP Isotopes Inc. Registration Statement on Form S-1 File No. 333-267392

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), ASP Isotopes Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Monday, October 24, 2022, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Donald Ainscow, at (858) 677-1470 with any questions or comments. Thank you for your assistance with this filing.

Very truly yours,

ASP Isotopes Inc.

By:	/s/ Paul Mann
Name:	Paul Mann
Title:	Chief Executive Officer